FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1, 2, 4 and 6 of the press release attached to this form 6-K are hereby incorporated by reference into all effective registration statements and into the registration statement on Form F-3 (no. 333-152020) as amended, filed by us under the Securities Act of 1933.

Attached hereto and incorporated by reference herein is the following Registrant’s Press Release:

B.O.S. Better Online Solutions Ltd. Announces RFID Platform for Monitoring the Lifecycle of Pigs, Enabling Preventative Treatment for Disease Management, including Swine Flu.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shalom Daskal —————————————— Shalom Daskal CEO

Dated: April 27, 2009

B.O.S. Better Online Solutions Ltd. (“BOS”) Announces RFID Platform for
Monitoring the Lifecycle of Pigs, Enabling Preventative Treatment for Disease
Management, including Swine Flu

Rishon Letzion, Israel – April 27, 2009 – B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC; TASE: BOSC) today announced the availability of BOSwine™ 1.0, an advanced RFID platform for monitoring the lifecycle of pigs, which enables preventative treatment for disease management.

Empowered by RFID tags, BOSwine™ 1.0 provides a computerized solution to track, monitor and control pigs’ lifecycle, including breeding, insemination, pregnancies, vaccination, transportation, weight and whelping.

“Healthy mothers with healthy pregnancies equal healthy newborn pigs” said Shalom Daskal, CEO of BOS. “By using the BOSwine™ 1.0 real-time monitoring solution, farms can assure a healthy swine life cycle.”

BOSwine™ 1.0, developed by BOS in cooperation with the largest swine farm in Israel, enables the farmer to track and monitor the mother pig during her pregnancy and ensure that it receives the required vaccines. The solution offers real-time visibility and full traceability of the mother pig and the piglet, enabling automated track and control of health genealogy.

“BOSwine™ 1.0 RFID monitoring system can immediately identify symptoms that are associated with many common illnesses, including swine flu, allowing the BOSwine user to apply early, and more successful, treatment.” explained Yuval Viner, managing director of BOS RFID and Mobile Solutions. Mr. Viner added: “The earlier an illness is treated, the more effective the treatment will be, thereby preventing the spread of the identified disease.”

BOS provides turnkey RFID solutions for the livestock industry, which include best-of-breed RFID tags for each animal, mobile and handheld readers, static wide-range readers, a BOS RFID process server, and software applications that manage the information and that can be integrated with any ERP system. BOS also offers each of these elements – the RFID hardware components, the BOS RFID process server, and the software – as stand-alone products.

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC; TASE: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS’ proprietary BOSaNova middleware and RFID and supply chain offerings are improving the efficiency of enterprise logistics and organizational monitoring and control of over 2000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: www.boscorporate.com

For more information:
Zipi Weinreich-Katz/BOS
Business Development Manager
zipiw@boscom.com
+972-3-9541008